EXHIBIT 99.1
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 For Immediate Release                                         March 2, 2005



            ANTENNA TV S.A. ANNOUNCES THE COMPLETION OF TENDER OFFER
                            AND CONSENT SOLICITATION

ATHENS, GREECE - March 2, 2005 - Antenna TV S.A. (the "Company") announced today the completion of its offer to purchase for cash any and all of its 9 3/4% Senior Notes due 2008, issued by the Company on June 18, 2001 in an aggregate principal amount of (euro)150,000,000 (the "Notes") and the related solicitation of consents to eliminate or modify substantially all of the restrictive covenants contained in the indenture under which the Notes were issued (the "Indenture").

The offer by the Company to purchase Notes (the "Offer") and the related solicitation of consents (the "Solicitation") was made upon the terms and subject to the conditions of the Offer to Purchase and Solicitation of Consents dated January 28, 2005 (the "Offer to Purchase"). The Offer and Solicitation expired at 12:00 midnight, New York City time, February 25, 2005, and was accepted by holders of Notes in respect of (euro)130,134,000 of the previously
(euro)138,750,000 outstanding aggregate principal amount of Notes. Following the completion of the Offer and Solicitation, a total principal amount of
(euro)8,616,000 of the Notes remain outstanding. As contemplated in the Offer to Purchase, the Company entered into a supplemental indenture, dated February 11, 2005, relating to the Notes that became operative on February 18, 2005, which eliminated substantially all of the restrictive covenants contained in the Indenture.

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities.

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FOR FURTHER INFORMATION, PLEASE CONTACT:

Dr. Nikolaos Angelopoulos
Chief Financial Officer
Antenna TV S.A.
Tel:. +30 210 6886 500

Website:  www.antenna.gr